UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Republic Resources Inc.
________________________________________
(Name of Issuer)

Common Stock
________________________________________
(Title of Class of Securities)

76074P105
_________________________
(CUSIP Number)

December 31, 2002
________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife, Inc.
	(I.R.S. NO. 13-4075851)

2.	Check the Appropriate Box if a Member of a Group
(a)  [   ]  Not applicable
(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			1,327,593
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						1,327,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				1,327,593

(All shares were acquired for the benefit of separate account customers of the Reporting Person by its affiliate, State Street Research & Management Company, Inc, an Investment Adviser registered under Section 203 of the Investment Advisers Act. This affiliate follows an independent investment decision-making process and has sole voting and/or dispositive power over such securities. The Reporting Person disclaims beneficial ownership in these shares.)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		6.9%

(Subsequent to MetLife Inc. and Metropolitan Life Insurance Company filing 13G Amendment #1 with the SEC, Republic Resources authorized an additional 20,000,000 shares of common stock and issued an additional 12,994,425 shares of common stock. The additional issued shares by Republic Resources have materially decreased the percentage of ownership in Republic Resources by MetLife Inc. and Metropolitan Life Insurance Company.)

12.	TYPE OF REPORTING PERSON
	HC



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	Check the Appropriate Box if a Member of a Group
(a)  [   ]  Not applicable
(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York stock life insurance company

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			1,327,593
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						1,327,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				1,327,593

(All shares were acquired for the benefit of separate account customers of the Reporting Person by its affiliate, State Street Research & Management Company, Inc, an Investment Adviser registered under Section 203 of the Investment Advisers Act. This affiliate follows an independent investment decision-making process and has sole voting and/or dispositive power over such securities. The Reporting Person disclaims beneficial ownership in these shares.)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		6.9%

(Subsequent to MetLife Inc. and Metropolitan Life Insurance Company filing 13G Amendment #1 with the SEC, Republic Resources authorized an additional 20,000,000 shares of common stock and issued an additional 12,994,425 shares of common stock. The additional issued shares by Republic Resources have materially decreased the percentage of ownership in Republic Resources by MetLife Inc. and Metropolitan Life Insurance Company.)

12.	TYPE OF REPORTING PERSON
	IC



 Item 1
(a).  Name of Issuer
	Republic Resources Inc.

(b).  Address of Issuer's Principal Executive Offices:
	743 Horizon Court, Suite 333
	Grand Junction, CO 81506-8715

Item 2
(a).  Name of Person(s) Filing
	MetLife, Inc.
	By: Gwenn L. Carr, Vice-President and Secretary

	Metropolitan Life Insurance Company
	By: Dorothy L. Murray, Assistant Vice-President

(b).  Address of Principal Business Office
	MetLife, Inc.
	One Madison Avenue
	New York, New York 10010-3690

	Metropolitan Life Insurance Company
	One Madison Avenue
	New York, New York 10010-3690

(c).  Citizenship
	MetLife, Inc.
	A Delaware corporation

	Metropolitan Life Insurance Company
	A New York stock life insurance company

(d).  Title of Class of Securities
	Common Stock

(e).  CUSIP Number
	76074P105

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o);
     (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c);
     (c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);*



(d) [ ]   Investment company registered under section 8 of
          the Investment Company Act of 1940 (15 U.S.C.
          80a-8);
     (e) [ ]   An investment adviser in accordance with section
          240.13d-1(b)(1)(ii)(E);
     (f) [ ]   An employee benefit plan or endowment fund in
          Accordance with section 240.13d-1(b)(1)(ii)(F);
     (g) [X]   A parent holding company or control person in
          accordance with section 240.13d-1(b)(1)(ii)(G);*
     (h) [ ]   A savings association as defined in section 3(b)
               of the Federal Deposit Insurance Act (12 U.S.C.
               1813);
     (I) [ ]   A church plan that is excluded from the definition
          of an investment company under section 3(c)(14)
          of the Investment Company Act of 1940 (15 U.S.C.
          80a-3); or
     (j) [ ]   Group, in accordance with section 240.13d-1(b)(1)
          (ii)(J).

* See Item 7


Item	 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: 1,327,593

	(b)	Percent of Class:  6.9%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:  -0-

		(ii)	shared power to vote or to direct the
			vote:  1,327,593

		(iii)   sole power to dispose or to direct the
			disposition of:  -0-

		(iv)	shared power to dispose or to direct
			the disposition of:  1,327,593



Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of More than Five Percent on Behalf of
          Another Person: (NOT APPLICABLE.)

Item 7.	Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          See Exhibit A

Item 8.	Identification and Classification of Members of the
          Group: (NOT APPLICABLE.)

Item 9.	Notice of Dissolution of Group: (NOT APPLICABLE.)

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         February 11, 2003

MetLife, Inc.

By:           /s/Gwenn L. Carr
       Title: Vice-President and Secretary

Metropolitan Life Insurance Company

By:           /s/Dorothy L. Murray
       Title: Assistant Vice-President


Exhibit Index
Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the
		Parent's Holding Company
Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)



Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the Parent's Holding Company


MetLife, Inc. is a parent holding company that is filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G). On April 7, 2000, Metropolitan Life Insurance Company ("MLIC"), the relevant subsidiary, became a wholly-owned subsidiary of MetLife, Inc. MLIC is an insurance company as defined in
Section 3(a)(19) of the Act (15 U.S.C. 78c).



Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)


In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Republic Resources Inc., and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof the undersigned hereby execute this Agreement this 11th day of February 11, 2003.


							MetLife, Inc.

							By:    /s/Gwenn L. Carr
							Title: Vice-President and
								  Secretary


							Metropolitan Life Insurance
							Company

							By:    /s/Dorothy L. Murray
							Title: Assistant Vice-
  							       President


SCHEDULE 13G		CUSIP No.  76074P105
SCHEDULE 13G		CUSIP No.  76074p105